DEXIA
Group

03 JAN -2 AM 8:32

The Secretary-General

03003158

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

December 19th, 2002

Attention*: *Special Counsel/Office of International Corporate Finance

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia on December 10th, 2002.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

p.o. E. du Roy de Blicquy
Secretary General

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/22

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

10/12/2002
1 p.

«MEDIA»
«NOM»

PRESS RELEASE

Following the announcement by Dexia Group of provisions amounting to 467 million € in 2002 to cover restructuring costs, bad debts as well as a generic provision for potential risks and charges for Dexia Bank Nederland, Standard & Poors has lowered the long term credit rating of Dexia Bank Nederland to single A minus from single A.

This downgrading has no significant impact on Dexia Bank Nederland and its clients. Dexia Bank Nederland benefits from the guarantee of Dexia SA, which is rated AA through its main operating entities.

In addition, Dexia Bank Nederland will be recapitalized before year end so that the capital adequacy ratio will be above 10%.